ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 13, 2015	Jessica L. Reece T +1 617 235 4636 F +1 617 235 9688 jessica.reece@ropesgray.com

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Voya Intermediate Bond Portfolio (the “Registrant”)

Investment Company Act Registration No. 811-02361

Registration Statement on Form N-14 (File No. 333-203386)

Ms. Samuel and Mr. Burak:

This letter provides the Registrant’s response to comments of the staff of the Securities and Exchange Commission (the “Staff”) provided orally by Ms. Sally Samuel and Mr. Tony Burak on May 7, 2015 regarding the above-referenced Registration Statement of the Registrant on Form N-14, filed on April 13, 2015 pursuant to Rule 488 under the Securities Act of 1933, relating to the proposed acquisition of the assets and liabilities of Voya Aggregate Bond Portfolio, a series of Voya Partners Inc. by Voya Intermediate Bond Portfolio (the “Acquiring Portfolio”), a series of the Registrant in exchange for shares of the Acquiring Portfolio (the “Merger”). For convenience of reference, the Staff’s comments have been summarized before each response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.	Comment: Please provide Tandy representations in your response letter.

Response: The Registrant has made the requested representations below.

2.	Comment: The first two sentences of footnote three to the “Annual Portfolio Operating Expenses” table reflect different expense caps with the same expiration date. Please consider deleting the first sentence of the footnote, which reflects the higher expense cap.

Response: The Registrant appreciates the Staff’s comments, but has determined not to delete the reference to the higher expense cap.

3.	Comment: Please confirm that the following sentence, included in footnote six to the “Annual Portfolio Operating Expenses” table is correct: “The Adviser is contractually obligated to waive 0.045% of the management fee through January 1, 2017.”

Response: The Registrant confirms that the noted sentence is accurate.

4.	Comment: Please provide the updated information for “best quarter,” “worst quarter,” and “year to date total return” under the “Calendar Year Total Returns” table.

Response: The noted information will be updated.

5.	Comment: Please revise footnote A to the Statements of Assets and Liabilities table in the Pro Forma Financial Statements section of the statement of additional information to state that the noted adjustments relate to the merger costs, rather than to portfolio consolidation.

Response: The Registrant appreciates the Staff’s comments, but has determined to retain the footnote as currently drafted. The Registrant uses the term “portfolio consolidation” to refer to both merger and transition costs.

6.	Comment: Please confirm that all information that was omitted from or placed in brackets will be included in the definitive filing.

Response: The Registrant confirms that all information that was omitted from or placed in brackets will be included in the definitive filing.

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The Registrant acknowledges the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Securities and Exchange Commission (“SEC”) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Registrant may not assert SEC Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Jessica L. Reece

Jessica L. Reece, Esq.

cc:	Elizabeth Reza, Esq.

Timothy Diggins, Esq.

Kristen Freeman, Esq.

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